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                                  NTELOS Inc.
                           401 Spring Lane, Suite 300
                                 P.O. Box 1990
                           Waynesboro, Virginia 22980



December 11, 2001

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  NTELOS Inc.
     Registration Statement on Form S-4
     Filed September 18, 2001
     File No. 333-69598


Ladies and Gentlemen:

     NTELOS Inc. ("NTELOS") hereby applies to the Securities and Exchange Commission (the "Commission") for the withdrawal of the above-referenced registration statement on Form S-4 (the "Registration Statement"), File Number 333-69598, which has not been made effective. NTELOS makes this application for withdrawal on the grounds that it terminated its merger agreement with Conestoga Enterprises, Inc., dated July 24, 2001, pursuant to which NTELOS filed the Registration Statement (see NTELOS's Current Report on Form 8-K, filed on December 3, 2001). No securities were sold in connection with the offering.

     According to Rule 477 promulgated under the Securities Act of 1933, as amended, NTELOS understands that this application for withdrawal will be deemed granted at the time the application is filed unless, within fifteen (15) calendar days after filing of the application, the Commission notifies NTELOS that the application for withdrawal will not be granted.

     You may direct any questions regarding this request to David M. Carter, Esq., at Hunton & Williams, 404-888-4246, or me at 540-946-3531.


                              Very truly yours,


                              /s/ Michael M. Moneymaker
                              -------------------------
                              Michael M. Moneymaker
                              Senior Vice President and Chief Financial
                              Officer, Treasurer and Secretary